Exhibit 99.1

Tuniu Announces Unaudited Fourth Quarter and Fiscal Year 2016 Financial Results

Total Travel GMV in Q4 2016 Increased by 38.7% Year-Over-Year

Gross Profit in Q4 2016 Increased by 130.9% Year-Over-Year

NANJING, China, February 28, 2017 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2016.

Highlights for the Fourth Quarter of 2016

•	Total travel gross merchandise value (“GMV”)[1], which includes gross booking from packaged tour products and the GMV of travel-related products, increased by 38.7% year-over-year to RMB4.5 billion (US$645.0 million2) in the fourth quarter of 2016.
•	Gross profit in the fourth quarter of 2016 increased by 130.9% year-over-year to RMB183.9 million (US$26.5 million).
•	Gross margin was 8.7% in the fourth quarter of 2016 compared to 4.2% in the corresponding period in 2015.
•	Total number of trips from organized tours (excluding local tours) increased by 48.7% year-over-year and the total number of trips from self-guided tours increased by 22.9% year-over-year in the fourth quarter of 2016.

Highlights for the Fiscal Year 2016

•	Total travel GMV, which includes gross booking from packaged tour products and the GMV of travel-related products, increased by 66.0% year-over-year to RMB20.0 billion (US$2.9 billion) in 2016.
•	Packaged tour gross booking, which include organized tours and self-guided tours, increased by 38.4% year-over-year to RMB14.7 billion (US$2.1 billion) in 2016.
•	Net revenues increased by 38.0% year-over-year to RMB10.5 billion (US$1.5 billion) in 2016.
•	Gross margin was 5.9% in 2016 compared to 4.8% in 2015.
•	Total number of trips from organized tours (excluding local tours) increased by 69.8% year-over-year and the total number of trips from self-guided tours increased by 57.9% year-over-year in 2016.

Mr. Donald Yu, Tuniu’s co-founder, Chairman and Chief Executive Officer, said, “In 2016, Tuniu reached many milestones. Total travel GMV for the year surpassed RMB 20 billion, an increase of 66% year-over-year. During the year, we were also able to strengthen our position in the supply chain, expand our offerings of travel-related products and develop an ecosystem for travel. Our strategy of leveraging our brand is starting to benefit Tuniu’s pricing power as we expand our position both horizontally and vertically in the travel supply chain. Looking ahead to 2017, we will continue to improve the quality of our products and services to meet the evolving demands of our customers.”

1 Total travel GMV consists of the gross booking from organized tour and self-guided tour products, and GMV of travel-related products such as air tickets, hotels and attraction tickets.

2 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.943 on December 30, 2016 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

Mr. Alex Yan, Tuniu’s co-founder, President and Chief Operating Officer, said, “Transportation ticketing and hotel booking maintained their growth momentum during the fourth quarter as we continue to invest in their growth. GMV from transportation ticketing grew more than 300% during the fourth quarter, while hotel booking grew more than 100% in the same period. As we continue to invest and develop their operations, we expect their growth rate to maintain strong.”

Mr. Conor Yang, Tuniu’s Chief Financial Officer, said, “During the quarter, gross profit increased 131% year-over-year and gross margin improved to 8.7%. In 2017, we expect to continue making meaningful improvements to our profitability. New systems and technology will be implemented during the year to increase the efficiency of our company. As we continue to benefit from economies of scale and leverage our previous brand investments, we expect our operational efficiency to improve significantly.”

Fourth Quarter 2016 Results

Net revenues were RMB2.1 billion (US$303.4 million) in the fourth quarter of 2016, representing a year-over-year increase of 11.2% from the corresponding period in 2015. The number of trips sold increased by 29.7% to 1,440,736 in the fourth quarter of 2016 from 1,110,429 in the fourth quarter of 2015.

•	Revenues from organized tours, substantially all of which are recognized on a gross basis, were RMB1,948.1 million (US$280.6 million) in the fourth quarter of 2016, representing a year-over-year increase of 8.0% from the corresponding period in 2015. The increase was primarily due to the growth in demand for travel to certain international destinations, such as Japan, South Korea, Middle East, Africa, and North America. In the fourth quarter of 2016, the number of trips of organized tours (excluding local tours) increased by 48.7% to 638,284 from 429,182 in the fourth quarter of 2015, and the number of trips of local tours increased by 13.3 % to 410,387 from 362,182 in the fourth quarter of 2015.

•	Revenues from self-guided tours, which are recognized on a net basis, were RMB56.6 million (US$8.2 million) in the fourth quarter of 2016, representing a year-over-year increase of 8.4% from the corresponding period in 2015. The increase was primarily due to the growth in travel to Maldives, Europe, North America, Middle East, Africa and domestic destinations. The number of trips of self-guided tours increased by 22.9% year-over-year to 392,065 in the fourth quarter of 2016 from 319,065 in the fourth quarter of 2015.

•	Other revenues, were RMB102.0 million (US$14.7 million) in the fourth quarter of 2016, representing a year-over-year increase of 115.6% from the corresponding period in 2015. The increase was primarily due to a rise in revenue generated from financial services and commission fees received from other travel-related products, such as transportation ticketing and accommodation reservation.

Cost of revenues was RMB1,922.8 million (US$276.9 million) in the fourth quarter of 2016, representing a year-over-year increase of 5.9% from the corresponding period in 2015. As a percentage of net revenues, cost of revenues was 91.3% in the fourth quarter of 2016 compared to 95.8% in the corresponding period in 2015.

Gross margin was 8.7% in the fourth quarter of 2016 compared to 4.2% in the corresponding period in 2015. The increase in gross margin was primarily due to the decline in procurement cost as percentage of net revenues resulting from economies of scale, optimization of our supply chain management, and the increased contribution from other revenues as a result of category expansion.

Operating expenses were RMB765.4 million (US$110.2 million) in the fourth quarter of 2016, representing a year-over-year increase of 19.4% from the corresponding period in 2015. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB61.3 million (US$8.8 million) in the fourth quarter of 2016. Non-GAAP3 operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB704.0 million (US$101.4 million) in the fourth quarter of 2016, representing a year-over-year increase of 21.0%.

•	Research and product development expenses were RMB170.1 million (US$24.5 million) in the fourth quarter of 2016, representing a year-over-year increase of 60.5%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB2.1 million (US$0.3 million), were RMB168.0 million (US$24.2 million) in the fourth quarter of 2016, representing an increase of 60.8% from the corresponding period in 2015. The increase was primarily due to investments for the implementation of additional product categories such as transportation ticketing, accommodation reservation and financial services, improvement of online technology, and the rise in technology and product development personnel related expenses.

•	Sales and marketing expenses were RMB400.8 million (US$57.7 million) in the fourth quarter of 2016, representing a year-over-year increase of 1.5% and a quarter-over-quarter decrease of 19.8%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB34.6 million (US$5.0 million), were RMB366.2 million (US$52.7 million) in the fourth quarter of 2016, representing a year-over-year increase of 2.4% from the corresponding period in 2015 and a quarter-over-quarter decrease of 21.3% from the third quarter of 2016. The year-over-year increase was primarily due to advertisements for our mobile channels and expansion of our VIP customer service team. The quarter-over-quarter decrease was primarily due to the decline in brand promotions and preference for marketing channels with higher ROI.

3 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of non-GAAP financial measures in this press release, and the attached “Reconciliations of GAAP and non-GAAP Results" at the end of this press release reconciles non-GAAP financial information with the Company's financial results under GAAP.

•	General and administrative expenses were RMB205.5 million (US$29.6 million) in the fourth quarter of 2016, representing a year-over-year increase of 40.2%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB24.6 million (US$3.5 million), were RMB180.9 million (US$26.1 million) for the fourth quarter of 2016, representing a year-over-year increase of 43.5% from the corresponding period in 2015. The increase was primarily due to an increase in headcount as a result of our product category expansion and expenses associated with our regional centers.

Loss from operations was RMB581.5 million (US$83.7 million) in the fourth quarter of 2016, compared to a loss from operations of RMB561.4 million in the fourth quarter of 2015. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB519.9 million (US$74.9 million) in the fourth quarter of 2016.

Net loss was RMB561.2 million (US$80.8 million) in the fourth quarter of 2016, compared to a net loss of RMB549.5 million in the fourth quarter of 2015. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB499.6 million (US$72.0 million) in the fourth quarter of 2016.

Net loss attributable to ordinary shareholders was RMB554.4 million (US$79.9 million) in the fourth quarter of 2016, compared to a net loss attributable to ordinary shareholders of RMB547.0 million in the fourth quarter of 2015. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB492.8 million (US$71.0 million) in the fourth quarter of 2016.

As of December 31, 2016, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB4.8 billion (US$693.3 million).

Fiscal Year 2016 Results

Net revenues were RMB10.5 billion (US$1.5 billion) in 2016, representing a year-over-year increase of 38.0% from 2015. The number of trips sold increased by 51.5% to 6,739,336 in 2016 from 4,449,053 in 2015.

•	Revenues from organized tours, substantially all of which are recognized on a gross basis, were RMB9,926.6 million (US$1,429.7 million) in 2016, representing a year-over-year increase of 34.9% from 2015. The increase was primarily due to the growth in demand for travel to certain international destinations, such as Japan, South Korea, Middle East, Africa, North America and certain islands. In 2016, the number of trips of organized tours (excluding local tours) increased by 69.8% to 2,773,234 from 1,632,955 in 2015, and the number of trips of local tours increased by 29.7 % to 2,206,925 from 1,701,821 in 2015.

•	Revenues from self-guided tours, which are recognized on a net basis, were RMB253.3 million (US$36.5 million) in 2016, representing a year-over-year increase of 30.5% from 2015. The increase was primarily due to the growth in travel to Japan, South Korea, Southeast Asia, Middle East, Africa, North America and domestic destinations. The number of trips of self-guided tours increased by 57.9% year-over-year to 1,759,177 in 2016 from 1,114,277 in 2015.

•	Other revenues, were RMB385.6 million (US$55.5 million) in 2016, representing a year-over-year increase of 201.9% from 2015. The increase was primarily due to a rise in service fees received from insurance companies, revenue generated from financial services and commission fees received from other travel-related products, such as transportation ticketing and accommodation reservation.

Cost of revenues was RMB9,921.3 million (US$1,429.0 million) in 2016, representing a year-over-year increase of 36.4% from 2015. As a percentage of net revenues, cost of revenues was 94.1% in 2016 compared to 95.2% in 2015.

Gross margin was 5.9% in 2016 compared to 4.8% in 2015. The increase in gross margin was primarily due to the decline in procurement cost as percentage of net revenues resulting from economies of scale, optimization of our supply chain management, and the increased contribution from other revenues as a result of category expansion.

Operating expenses were RMB3.1 billion (US$453.2 million) in 2016, representing a year-over-year increase of 72.3% from 2015. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB233.2 million (US$33.6 million) in 2016. Non-GAAP operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB2.9 billion (US$419.6 million) in 2016, representing a year-over-year increase of 70.9%.

•	Research and product development expenses were RMB601.4 million (US$86.6 million) in 2016, representing a year-over-year increase of 101.7%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB7.4 million (US$1.1 million), were RMB594.0 million (US$85.5 million) in 2016, representing an increase of 102.1% from 2015. The increase was primarily due to investments for the implementation of additional product categories such as transportation ticketing, accommodation reservation and financial services, improvement of online technology, and the rise in technology and product development personnel related expenses.

•	Sales and marketing expenses were RMB1.9 billion (US$274.9 million) in 2016, representing a year-over-year increase of 65.4%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB137.6 million (US$19.8 million), were RMB1.8 billion (US$255.0 million) in 2016, representing a year-over-year increase of 61.3% from 2015. The year-over-year increase was primarily due to advertisements for our mobile channels, expansion of our VIP customer service team, and amortization of acquired intangible assets from the previously announced transaction with JD.com.

•	General and administrative expenses were RMB658.8 million (US$94.9 million) in 2016, representing a year-over-year increase of 70.9%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB88.2 million (US$12.7 million), were RMB570.6 million (US$82.2 million) for 2016, representing a year-over-year increase of 75.5% from 2015. The increase was primarily due to an increase in headcount as a result of our product category expansion and expenses associated with our regional centers.

Loss from operations was RMB2.5 billion (US$362.9 million) in 2016, compared to a loss from operations of RMB1.5 billion in 2015. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB2.3 billion (US$329.2 million) in 2016.

Net loss was RMB2,442.6 million (US$351.8 million) in 2016, compared to a net loss of RMB1,462.4 million in 2015. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB2,208.8 million (US$318.1 million) in 2016.

Net loss attributable to ordinary shareholders was RMB2,427.2 million (US$349.6 million) in 2016, compared to a net loss attributable to ordinary shareholders of RMB1,459.4 million in 2015. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB2,193.4 million (US$315.9 million) in 2016.

Business Outlook

The new revenue standard, ASC 606, Revenue from Contracts with Customers, will be effective beginning January 1, 2018, and adoption as of the original effective date of January 1, 2017 is permitted. We have decided to adopt ASC 606 starting from January 1, 2017, using the full retrospective method. Also since the beginning of fiscal year 2017, we have implemented a tour products branding strategy which is aimed to help our suppliers to build up their tour product brands by providing more information about the tour on our platform, including the name of tour operators, product satisfaction rate and product brand satisfaction rate. Accordingly, our role in the organized tour arrangements has changed from a principal into an agent. As a result of adopting the new accounting standard and the change of the Company's role, revenue from our organized tours will be mainly recognized on a net basis starting from January 1, 2017.

Under ASC 606, substantially all revenues from our organized tours for the year ended December 31, 2016 will continue to be recognized on a gross basis because of our principal role for these organized tours up to the end of 2016. To provide investors with meaningful year-over-year comparison, the guidance for the first quarter of 2017 will be compared to the non-GAAP revenues of the corresponding period in 2016 which were adjusted mainly to reflect the revenues on a net basis. For the first quarter of 2017, Tuniu expects to generate RMB440.6 million to RMB454.8 million of net revenues, which represents 55% to 60% growth year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on February 28, 2017, (9:00 pm, Beijing/Hong Kong Time, on February 28, 2017) to discuss the fourth quarter and fiscal year 2016 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
International:	+1-412-902-4272

Conference ID: Tuniu Corporation 4Q 2016 Earnings Call

A telephone replay will be available one hour after the end of the conference through March 7, 2017. The dial-in details are as follows:

US:	+1-877-344-7529
International:	+1-412-317-0088

Replay Access Code: 10101958

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 1,700,000 stock keeping units (SKUs) of packaged tours, covering over 150 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Maria Xin

Investor Relations and Strategic Investment General Manager

Tuniu Corporation

Phone: +86-25-8685-3178

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	2,101,217	1,085,236	156,306
Restricted cash	338,997	124,561	17,941
Short-term investments	1,226,415	3,603,497	519,012
Accounts receivable, net	113,252	220,336	31,735
Amounts due from related parties	60,004	390,330	56,219
Prepayments and other current assets	1,285,607	1,632,329	235,104
Yield enhancement products and accrued interest	413,861	449,528	64,745
Total current assets	5,539,353	7,505,817	1,081,062

Non-current assets
Long term investment	-	58,764	8,464
Property and equipment, net	145,190	177,817	25,611
Intangible assets	715,548	592,267	85,304
Goodwill	136,569	147,639	21,264
Yield enhancement products over one year and accrued interest	300,267	562,643	81,037
Other non-current assets	349,214	46,468	6,693
Long-term amounts due from related parties	-	64,902	9,348
Total non-current assets	1,646,788	1,650,500	237,721
Total assets	7,186,141	9,156,317	1,318,783

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	767,307	879,383	126,657
Amounts due to related parties	28,762	32,526	4,685
Salary and welfare payable	147,389	192,455	27,719
Taxes payable	8,429	11,619	1,673
Advances from customers	1,223,313	1,951,764	281,112
Accrued expenses and other current liabilities	1,026,282	589,288	84,876
Amounts due to the individual investors of yield enhancement products	589,151	871,914	125,582
Total current liabilities	3,790,633	4,528,949	652,304

Non-current liabilities	57,785	54,928	7,911
Total liabilities	3,848,418	4,583,877	660,215

Redeemable noncontrolling interests	-	90,072	12,973

Shareholders’ equity
Ordinary shares	181	242	35
Less: Treasury stock	-	(19,708)	(2,839)
Additional paid-in capital	5,482,637	8,855,991	1,275,528
Accumulated other comprehensive income	167,025	400,925	57,745
Accumulated deficit	(2,328,423)	(4,755,514)	(684,936)
Total Tuniu's shareholders’ equity	3,321,420	4,481,936	645,533
Noncontrolling interests	16,303	432	62
Total Shareholders’ equity	3,337,723	4,482,368	645,595
Total liabilities and shareholders’ equity	7,186,141	9,156,317	1,318,783

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	US$

Revenues
Organized tours	1,804,449	3,850,230	1,948,118	280,587
Self-guided tours	52,198	67,398	56,585	8,150
Others	47,296	130,045	101,952	14,684
Total revenues	1,903,943	4,047,673	2,106,655	303,421
Less: Business and related taxes	(8,737)	-	-	-
Net revenues	1,895,206	4,047,673	2,106,655	303,421
Cost of revenues	(1,815,557)	(3,812,124)	(1,922,752)	(276,934)
Gross profit	79,649	235,549	183,903	26,487

Operating expenses
Research and product development	(106,011)	(168,033)	(170,123)	(24,503)
Sales and marketing	(394,819)	(499,896)	(400,813)	(57,729)
General and administrative	(146,589)	(167,997)	(205,500)	(29,598)
Other operating income	6,336	3,618	11,070	1,594
Total operating expenses	(641,083)	(832,308)	(765,366)	(110,236)
Loss from operations	(561,434)	(596,759)	(581,463)	(83,749)
Other income/(expenses)
Interest income	21,848	26,675	21,704	3,126
Foreign exchange related gains/(losses), net	(9,542)	414	(1,702)	(245)
Other (loss)/ income, net	(109)	(430)	(2,310)	(333)
Loss before income tax expense	(549,237)	(570,100)	(563,771)	(81,201)
Income taxes (expense) /benefit	(215)	(1,612)	2,610	376
Net loss	(549,452)	(571,712)	(561,161)	(80,825)
Less:Net loss attributable to noncontrolling interests	(2,497)	(3,234)	(6,838)	(985)
Less:Net loss attributable to redeemable noncontrolling interests	-	-	(34)	(5)
Net loss attributable to Tuniu Corporation	(546,955)	(568,478)	(554,289)	(79,835)
Accretion on redeemable noncontrolling interest	-	-	(106)	(15)
Net loss attributable to ordinary shareholders	(546,955)	(568,478)	(554,395)	(79,850)

Net loss	(549,452)	(571,712)	(561,161)	(80,825)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	38,183	29,500	141,523	20,384
Comprehensive loss	(511,269)	(542,212)	(419,638)	(60,441)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.91)	(1.50)	(1.46)	(0.21)
Net loss per ADS - basic and diluted*	(5.73)	(4.50)	(4.38)	(0.63)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	286,488,559	378,412,340	378,785,214	378,785,214

Share-based compensation expenses included are as follows:
Cost of revenues	211	195	276	40
Research and product development	1,129	1,387	1,709	246
Sales and marketing	302	320	419	60
General and administrative	20,839	19,607	23,657	3,407
Total	22,481	21,509	26,061	3,753

*Each ADS represents three of the Company's ordinary shares.

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Year Ended	Year Ended	Year Ended
	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$

Revenues
Organized tours	7,358,879	9,926,628	1,429,732
Self-guided tours	194,162	253,349	36,490
Others	127,745	385,603	55,538
Total revenues	7,680,786	10,565,580	1,521,760
Less: Business and related taxes	(35,526)	(17,307)	(2,493)
Net revenues	7,645,260	10,548,273	1,519,267
Cost of revenues	(7,274,675)	(9,921,304)	(1,428,965)
Gross profit	370,585	626,969	90,302

Operating expenses
Research and product development	(298,199)	(601,402)	(86,620)
Sales and marketing	(1,154,155)	(1,908,424)	(274,870)
General and administrative	(385,442)	(658,790)	(94,885)
Other operating income	12,175	22,323	3,215
Total operating expenses	(1,825,621)	(3,146,293)	(453,160)
Loss from operations	(1,455,036)	(2,519,324)	(362,858)
Other income/(expenses)
Interest income	76,516	87,305	12,575
Foreign exchange related gains/(losses), net	(83,118)	(9,734)	(1,402)
Other (loss)/ income, net	(1,336)	(2,553)	(368)
Loss before income tax expense	(1,462,974)	(2,444,306)	(352,053)
Income taxes (expense) /benefit	589	1,711	246
Net loss	(1,462,385)	(2,442,595)	(351,807)
Less:Net loss attributable to noncontrolling interests	(3,006)	(15,470)	(2,228)
Less:Net loss attributable to redeemable noncontrolling interests	-	(34)	(5)
Net loss attributable to Tuniu Corporation	(1,459,379)	(2,427,091)	(349,574)
Accretion on redeemable noncontrolling interest	-	(106)	(15)
Net loss attributable to ordinary shareholders	(1,459,379)	(2,427,197)	(349,589)

Net loss	(1,462,385)	(2,442,595)	(351,807)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	188,106	233,900	33,689
Comprehensive loss	(1,274,279)	(2,208,695)	(318,118)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(5.88)	(6.50)	(0.94)
Net loss per ADS - basic and diluted*	(17.63)	(19.50)	(2.82)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	248,362,837	373,347,855	373,347,855

Share-based compensation expenses included are as follows:
Cost of revenues	785	891	128
Research and product development	3,538	5,702	821
Sales and marketing	1,136	1,390	200
General and administrative	59,684	84,436	12,161
Total	65,143	92,419	13,310

*Each ADS represents three of the Company's ordinary shares.

Reconciliations  of GAAP and Non-GAAP Results

(In thousands, except per share information)

	Quarter Ended December 31,2016
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result

Cost of revenues	(1,922,752)	276	-	(1,922,476)

Research and product development	(170,123)	1,709	399	(168,015)
Sales and marketing	(400,813)	419	34,168	(366,226)
General and administrative	(205,500)	23,657	966	(180,877)
Other operating income	11,070	-	-	11,070
Total operating expenses	(765,366)	25,785	35,533	(704,048)

Loss from operations	(581,463)	26,061	35,533	(519,869)

Net loss	(561,161)	26,061	35,533	(499,567)

Net loss attributable to ordinary shareholders	(554,395)	26,061	35,533	(492,801)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.46)			(1.30)
Net loss per ADS - basic and diluted	(4.38)			(3.90)

	Quarter Ended September 30,2016
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result

Cost of revenues	(3,812,124)	195	-	(3,811,929)

Research and product development	(168,033)	1,387	399	(166,247)
Sales and marketing	(499,896)	320	34,113	(465,463)
General and administrative	(167,997)	19,607	656	(147,734)
Other operating income	3,618	-	-	3,618
Total operating expenses	(832,308)	21,314	35,168	(775,826)

Loss from operations	(596,759)	21,509	35,168	(540,082)

Net loss	(571,712)	21,509	35,168	(515,035)

Net loss attributable to ordinary shareholders	(568,478)	21,509	35,168	(511,801)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.50)			(1.35)
Net loss per ADS - basic and diluted	(4.50)			(4.05)

	Quarter Ended December 31,2015
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result

Cost of revenues	(1,815,557)	211	292	(1,815,054)

Research and product development	(106,011)	1,129	399	(104,483)
Sales and marketing	(394,819)	302	36,780	(357,737)
General and administrative	(146,589)	20,839	(315)	(126,065)
Other operating income	6,336	-	-	6,336
Total operating expenses	(641,083)	22,270	36,864	(581,949)

Loss from operations	(561,434)	22,481	37,157	(501,796)

Net loss	(549,452)	22,481	37,157	(489,814)

Net loss attributable to ordinary shareholders	(546,955)	22,481	37,157	(487,317)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.91)			(1.70)
Net loss per ADS - basic and diluted	(5.73)			(5.10)

Reconciliations  of GAAP and Non-GAAP Results

(In thousands, except per share information)

	Year Ended December 31, 2016
		Share-based	Amortization of acquired	Non-GAAP
	GAAP result	Compensation	intangible assets	Result

Cost of revenues	(9,921,304)	891	(292)	(9,920,705)

Research and product development	(601,402)	5,702	1,747	(593,953)
Sales and marketing	(1,908,424)	1,390	136,239	(1,770,795)
General and administrative	(658,790)	84,436	3,723	(570,631)
Other operating income	22,323	-	-	22,323
Total operating expenses	(3,146,293)	91,528	141,709	(2,913,056)

Loss from operations	(2,519,324)	92,419	141,417	(2,285,488)

Net loss	(2,442,595)	92,419	141,417	(2,208,759)

Net loss attributable to ordinary shareholders	(2,427,197)	92,419	141,417	(2,193,361)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(6.50)			(5.87)
Net loss per ADS - basic and diluted	(19.50)			(17.61)

	Year Ended December 31, 2015
		Share-based	Amortization of acquired	Non-GAAP
	GAAP result	Compensation	intangible assets	Result

Cost of revenues	(7,274,675)	785	292	(7,273,598)

Research and product development	(298,199)	3,538	715	(293,946)
Sales and marketing	(1,154,155)	1,136	55,150	(1,097,869)
General and administrative	(385,442)	59,684	616	(325,142)
Other operating income	12,175	-	-	12,175
Total operating expenses	(1,825,621)	64,358	56,481	(1,704,782)
Loss from operations	(1,455,036)	65,143	56,773	(1,333,120)

Net loss	(1,462,385)	65,143	56,773	(1,340,468)

Net loss attributable to ordinary shareholders	(1,459,379)	65,143	56,773	(1,337,462)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(5.88)			(5.39)
Net loss per ADS - basic and diluted	(17.63)			(16.16)